Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2008

Jon Garfield
Chief Executive Officer and
Chief Financial Officer
Clearant, Inc.
1801 Avenue of the Stars
Suite 435
Los Angeles, CA 90067

Re: Clearant, Inc.
         Form 10-KSB/A for the Year Ended December 31, 2007
         File No. 000-50309
         Filed August 4, 2008

Dear Mr. Garfield:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to the disclosures pertaining to the evaluation of your
internal control over financial reporting. Specifically, we have reviewed your filing to
determine if you conducted the evaluation of your internal control over financial
reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an
assessment and a conclusion as to the effectiveness of your internal control over financial
reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you
should revise your document in response to these comments, however, if you disagree,
we would be pleased to consider your explanation as to why a revision is not necessary.
Please be as detailed as necessary in your explanation.

        We note that in your amended 10-KSB your management has again concluded
that disclosure controls and procedures were effective as of the end of the fiscal year. In
our letter dated July 21, 2008, we asked you to consider whether management's failure to
provide its report on internal control over financial reporting impacts its conclusion
regarding the effectiveness of your disclosure controls and procedures as of the end of the
fiscal year. Please tell us the factors you considered and highlight for us those factors
that supported your conclusion. In particular, please explain how you considered the
definition of disclosure controls and procedures provided in Rule 13a-15(e), which
indicates that effective controls and procedures would ensure that information required to

be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 with any questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant